United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                                                                      (Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
                                                                      (Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
                                                                      (Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                                                      (Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

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Press Release
CVRD announces 2006 capex: US$4.6 billion
Rio de Janeiro, January 26, 2006 — Companhia Vale do Rio Doce — CVRD announces that its Board of Directors has approved a capex budget of US$4.626 billion for 2006, the highest annual capex figure in its history.1
In line with its strategic plan, which places priority upon organic growth as the driver for shareholder value creation, in 2006 CVRD begins the development of new projects which in coming years will expand its production capacity in iron ore, pellets, bauxite, alumina, copper and nickel. Also, as well as projects already in progress, there will be significant expenditure on logistics and energy infrastructure to support the mining activities.
CVRD’s world-class assets, characterized by the long life of its reserves and low cost of exploration and operation, the significant synergies with the efficient logistics infrastructure, and continuing strong growth in global demand, lead to expected returns higher than the Company’s cost of capital, providing incentives for acceleration of project investments. These projects, scheduled for start-up over the period 2006-2009, will add new and considerable sources of growth in cash flow and value for shareholders.
The amount to be invested for organic growth is US$3.558 billion, 77% of the total 2006 capex. This is made up of US$3.067 billion in investment in greenfield projects and expansion of capacity in existing assets (brownfield projects); and US$491 million in research and development (R&D), basically directed to discovering new mineral reserves and making development possible in deposits already identified. The remaining US$1.068 billion will be allocated to capital expenditure to maintain existing operations.
Capital expenditure in the ferrous minerals business will total US$2.118 billion, 46% of the total. Investment in the aluminum business is planned to be 17% of the total; logistics services will also receive 17% of the total; and the non-ferrous minerals, 9%.
In 2005 CVRD’s total capital expenditure was US$4.161 billion, of which US$2.604 billion was in organic growth — US$2.314 billion in projects and US$290 million in R&D; while US$757 million was invested in maintaining existing business, and US$800 million in acquisitions. The total capital expenditure in 2005, excluding spending on acquisitions, was thus US$3.361 billion, very close to the amount announced in January 2005, of US$3.332 billion.
In December 2005 CVRD concluded the acquisition of 99.2% of the capital of Canico Resources Corp., a Canadian junior mining company which was the owner of the Onça Puma nickel project in the state of Pará, Brazil, close to the mineral province of Carajás. Development of this project, together with the Vermelho nickel project, will bring CVRD into the nickel business as an important global producer.
The capex for 2006 is 37.6%, or US$1.265 billion, more than the actual capital expenditure realized in 2005, with the exclusion of the Canico acquisition. Components in this increase can be stated as follows: (a) investments in new projects (Carajás 100Mtpa, Itabiritos, Tubarão VIII, Vermelho, 118, Paragominas II, Alunorte 6&7, Albras), and increase of disbursement in some projects currently under development; (b) an increase of US$311 million in stay-in-business capex, due to increased expenditure on construction of dams for environmental protection (US$66 million), increase in the productivity of the pelletizing plants (US$35 million) and in rails and sleepers for the railroads; (c) increase of US$201 million on R&D expenditures relatively to 2005; (d) an increase of 15%, on average, in the costs of equipment and engineering services,

[1]	The budget consists of disbursements on capital expenditure consolidated according to accounting principles generally accepted in the USA (US GAAP). The main CVRD subsidiaries consolidated according to the US GAAP are: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave and Ferrovia Centro Atlântica.

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directly resulting from the long cycle in metals and mining and the increase in investments in the mining industry worldwide.
CVRD’s capital expenditure over the last five years has totaled US$10.5 billion, and the annual average in real terms is higher, by far, than at any other time in the Company’s history. Simultaneously, CVRD distributed US$4.4 billion in dividends to its shareholders, while preserving a solid financial position, recognized by its obtaining investment grade rating from three rating agencies (Standard & Poor’s, Moody’s and Dominion Bond Rating Services) and by the effective reduction in spreads on its debt when compared with the yields offered by US Treasury securities.
In this period several projects were concluded. Highlights among them include the new Fábrica Nova and Capão Xavier iron ore mines, the Sossego copper mine, the pelletizing plant at São Luis, expansions of iron ore production capacity at Carajás to 70 million tons per year, the Taquari-Vassouras potash mine, the Trombetas bauxite mine, the Alunorte alumina refinery, the conversion of the Mo I Rana alloys plant, construction of four hydroelectric power plants — Funil, Porto Estrela, Candonga and Aimorés — and Pier III of the Ponta de Madeira Maritime terminal. Investments in logistics significantly increased the haulage capacity of our three railroads —Carajás, Ferrovia Centro-Atlântica — FCA and Vitória a Minas. There were also increases in the Southern System iron ore production capacity as well as in manganese, ferro-alloys and primary aluminum, derived from execution of brownfield projects.
The estimated average return on capital invested, of 32% over the period 2001-2005, is a good indicator of the quality of execution of these projects, and the rigorous discipline observed by the Company in the allocation of its shareholders’ capital.
Creation of new platforms of value creation
Ferrous minerals: expansion of capacity in iron ore and pellets
The total budget for capital investment in projects related to iron ore is US$1.475 billion, which represents 48% of CVRD’s total planned capex on projects. Of this, US$769 million is allocated to iron ore projects per se, and US$374 million to projects in pellets. The Company’s projects with the highest planned capital expenditure this year are Itabiritos (US$338 million), Carajás (US$330 million) and Brucutu (US$310 million).
Four iron ore mining projects are being put in place in CVRD’s Southern System: Brucutu, Itabira, Fazendão and Fábrica. In the Northern System, the iron ore projects are those to increase the production capacity of Carajás to 100 million tons per year: two projects respectively named Carajás 85 Mtpa and Carajás 100 Mtpa. These projects will increase production from 233.8 million tons per year in 2005 to approximately 300 million tons per year in 2007.
In response to the strong expansion in global demand for pellets — led by the construction of new DRI plants in the Middle East and Southeast Asia, and the quest for better standards of productivity and environmental protection in the steel industry, and in the context of the growing scarcity of lump ore, the main competitor of pellets — CVRD is investing in two new pelletizing plants.
Itabiritos, in Minas Gerais state, Brazil, is a project that includes the construction of a pelletizing plant with annual capacity for 7 million tons, an iron ore concentration plant, and a short pipeline, with total cost estimated at US$759 million.
Tubarão VIII will be the eighth pelletizing plant in the Tubarão complex, in Espírito Santo state, Brazil, with nominal capacity of 7 million tons per year. The investment for this project is US$516 million.

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Additionally, Samarco, a joint venture in which CVRD has 50% of the total capital, will invest US$1.2 billion in a third pelletizing plant, with nominal capacity for 7.6 million tons per year. This project also includes the construction of an iron ore beneficiation plant and an ore pipeline linking the mine to the pelletizing facility. We highlight the fact that this investment will not require any injection of capital from CVRD itself.
The Port of Tubarão, in Espírito Santo state, is being expanded to increase the speed of its iron ore handling capacity, reducing costs from demurrage charges. This project, with a total cost of US$65 million, will be concluded in 2006.
About 54% of the budget for the expansion of the Carajás iron ore mine, will be allocated to increase the capacity of the Ponta da Madeira maritime terminal, in the state of Maranhão, Brazil, including a third shiploader.
The Sepetiba maritime terminal, in Rio de Janeiro state, Brazil, will have its iron ore loading capacity increased, from 16.5 to 21 million tons per year in 2007, for estimated investment of US$28 million. The iron ore handling capacity of the port terminal on the Guaíba Island maritime terminal, also in the state of Rio de Janeiro, will be expanded from 43 to 49 million tons per year in 2008, and a second shiploader will be acquired, for capital expenditure of US$41 million.
Bauxite and aluminum: exploiting the competitive advantages
CVRD’s strategic focus in the aluminum production chain is concentrated on growth in the capacity for bauxite, of which it has considerable reserves of high quality, and on alumina, due to the efficiency and low operational and logistics costs, which provide important competitive advantages in the global scenario.
The start-up of stages 4 and 5 of Alunorte, in the state of Pará, which will increase the capacity of the refinery by 1.9 million tons of alumina per year, is programmed for the first quarter of 2006. Start-up of production of the phase one of the Paragominas bauxite mine, also in the state of Pará, with 5.4 million tons per year, is scheduled for 2007. The bauxite from Paragominas will be transported to the Alunorte plant by the world’s first bauxite ore-carrying pipeline, with total length of 244 kilometers, reducing the cost of transport. The capital expenditure scheduled for both projects in 2006 is US$354 million.
The investment in stages 6 and 7 of the alumina refinery, which will add a further capacity 1.9 million tons per year, will be US$846 million, of which US$239 million will be spent in 2006, with estimated completion date in 2008. The budget also includes spending of US$14 million at Paragominas phase two, which will increase bauxite mine’s production capacity to 9.9 million tons in 2008.
The aluminum smelter at Barcarena (Albras) will absorb capital expenditure of US$102 million in a project for conversion of technology. The objective of this project is to reduce the consumption of electricity per ton of aluminum ingots, reducing unit cost and increasing output without the need for investments in expansion of the plant’s capacity. Capital expenditure in 2006 will be US$15 million.
Coal: CVRD enters the coal industry with production in China
In 2005 CVRD acquired a 25% holding in the Henan Longyu Energy Resources (Henan) anthracite production project, in association with Baosteel and Yongcheng, for investment of US$86 million. Henan recently shipped its first cargo of 40,000 tons, from the port of Lianyungang to Brazil.
This year CVRD will spend US$9 million to conclude its investment — totaling US$26 million — in the acquisition of a 25% stake in Shandong Yankuang Coking, which will begin production of metallurgical coke in the next few months.

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Non-ferrous minerals: debut in the nickel industry
In July 2005 CVRD approved the development of the Vermelho nickel project, in the Carajás mineral province, in the state of Pará, with an estimated annual production capacity of 46,000 tons of nickel and 2,800 tons of cobalt. The estimated investment is US$1.2 billion, of which US$97 million is planned for 2006. Vermelho is timetabled to start operating in the last quarter of 2008.
This year development will begin on the Company’s second copper mine, the name of which is 118. Its estimated annual average production capacity is 36,000 tons of copper cathode, to start-up in the first half of 2008. Estimated total capital expenditure on the project is US$232 million, of which US$21 million is allocated in 2006.
Logistics: focus on winning productivity gains
CVRD’s investments in logistics infrastructure and services in 2006 are budgeted at US$482 million, and consist primarily of purchase of locomotives and wagons for carrying iron ore and general cargo.
The budget includes the acquisition of 1,426 wagons, made up of 1,276 wagons for haulage of iron ore, and 150 wagons for third parties general cargo, and 22 locomotives exclusively to haul iron ore — for total planned investment of US$379 million. In 2005, the Company allocated US$465 million to acquisition of rolling stock — 5,414 wagons and 125 locomotives — and now expects gradually diminishing the total amount invested on rolling stock over the coming years.
CVRD will invest US$20 million in the engineering project of Variante Litorânea Sul from FCA railroad, which will have 165 kilometers of length, linking Flexal to Cachoeiro do Itapemirim, in the state of Espírito Santo. Construction will begin after the obtention of the environmental license and approval by the Brazilian regulatory agency ANTT. The main cargoes to be transported are limestone, granite, wood and cement.
Generation of electric power: reducing risks
CVRD continues to invest in power plants — Capim Branco I, Capim Branco II and Estreito — to supply the consumption needs of its operational units. Capim Branco I is scheduled to start operating this year. It will be the Company’s sixth hydroelectric power plant. The others are: Igarapava, Funil, Porto Estrela, Candonga and Aimorés. Construction is timetabled to start on the Estreito hydroelectric power plant, to serve the Company’s electricity consumption needs in the Carajás region.
The steel joint ventures: stimulating demand for iron ore
CVRD will participate in the Ceará Steel project, in association with Dongkuk Steel and Danieli. The project, in the state of Ceará, will produce 1.5 million tons per year of steel slabs. CVRD’s investment will be US$25 million, and the project is scheduled to start operating in 2009. CVRD will supply 2.5 million tons of direct reduction pellets annually.
Another project in which CVRD is participating is CSA, a joint venture with ThyssenKrupp, currently at approval phase. CVRD will invest US$200 million of which US$72 million is allocated in 2006 capex. CSA, in the state of Rio de Janeiro, will produce 4.1 million tons of steel slabs per year, demanding a supply of iron ore and pellets from CVRD of 7.1 million tons per year. Estimated start-up in 2008.

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Main CVRD projects underway: progress report

Area	Project	CAPEX	Budgeted		Status
		US$ million
		2005	2006	Total
Ferrous Minerals	Expansion of the Carajás iron ore mines to 85 Mtpy — Northern System	168	41	296	This project will add 15 Mtpy to CVRD’s production capacity and is scheduled for conclusion in 3Q06.

	Expansion of the Carajás iron ore mines to 100 Mtpy — Northern System	—	289	366	This project will add 15 Mtpy to CVRD’s production capacity and is scheduled for conclusion in 2H07.

	Brucutu iron ore mine — Southern System	354	310	856	Phase I of the project is expected to be complete in 3Q06, bringing nominal production capacity to 12 Mtpy. Conclusion of Phase II is planned for 3Q07, bringing capacity to 24 Mtpy. Studies are in progress for expansion to 30 Mtpy. Budget revised.

	Expansion of the Itabira iron ore mines — Southern System	9	2	75	Modernization of operations and expansion of production capacity of the Itabira mines to 46 Mtpy. Conclusion and start-up scheduled for 2H07.

	Fazendão iron ore mine — Southern System	3	39	100	Project for 14 Mtpy of run-of-mine (ROM) iron ore. Works are planned to start in 1H06, for completion and start-up in 2H07.

	Expansion of the Fábrica iron ore mine — Southern System	7	88	144	Project to expand capacity by 5Mtpy from 12 to 17 Mtpy, with start-up in 3Q07.

	Tubarão Port expansion — Southern System	31	20	65	Project to expand conveyor belt systems and cargo handling area machinery, and build new cargo handling areas. Conclusion scheduled for December 2006.

	Expansion of the São Luis pelletizing plant	23	5	18	Expansion of capacity from 6 to 7 Mtpy — will be concluded in 1Q06.

	Itabiritos pelletizing plant	—	338	759	This project comprises a pelletizing plant, located in the state of Minas Gerais, with nominal capacity of 7 Mtpy, and an iron ore concentration plant. The start-up is scheduled for the 2H08.

	Tubarão VIII palletizing plant	—	31	516	Pelletizing plant with nominal capacity of 7 Mtpy located at the Tubarão Complex. Conclusion and start-up scheduled for 2008. Subject to CVRD Board of Directors approval.

Coal	Metallurgical coke	11	9	26	Acquisition of a 25% stake, in association with the Chinese coal producer Yankuang, in Shandong Yankuang International Coking Ltd, to produce metallurgical coke. The project has estimated production capacity of 2 Mtpy of coke and 200,000 tpy of methanol. Start-up scheduled for the 1H06.

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Area	Project	CAPEX	Budgeted		Status
		US$ million
		2005	2006	Total
Non-ferrous minerals	118 copper mine	—	21	232	118 will have production capacity of 36,000 tpy of copper cathode. The principal equipment has been ordered. Start-up is scheduled for the 1H08.

	Vermelho nickel mine	5	97	1.200	The estimated production capacity of 46,000 tpy of metallic nickel and 2,800 tpy of cobalt. The main equipment has been ordered. The EPCM (Engineering, Procurement Construction Management) was already contracted in Dec/05. Work on obtaining the environmental license is in progress.

Aluminum	Alumina: Alunorte stages 4 and 5	396	144	583	Stages 4 and 5 will increase alumina refinery capacity to 4.3 Mtpy, with start-up planned for stage 4 in 1Q06, and stage 5 planned for completion in 2Q06. The physical works have been completed.

	Paragominas bauxite mine — phase one	182	210	352	The first module of this mine will produce 5.4 Mtpy of bauxite, starting in 1Q07. The 244-km ore pipeline, which will carry bauxite from the mine to the alumina refinery in Barcarena, in Pará state, is under construction with completion expected to Mar/06.

	Alumina: Alunorte stages 6 and 7	—	239	846	Stages 6 and 7 will increase alumina refinery capacity to 6.26 Mtpy. Start-up is planned for 2Q08.

	Paragominas bauxite mine — phase two	—	14	196	The second module of Paragominas will add 4.5 Mtpy of bauxite to the production capacity of 5.4 Mtpy achieved on the first module. Start-up is schedule for 2Q08.

Logistics	Acquisition of locomotives and wagons — EFVM, EFC and FCA	465	379	379	22 locomotives e 1.426 wagons will be purchased in 2006. 150 wagons will be used for the transportation of general cargo and 1.276 wagons will be directed for iron ore. All the locomotives will be allocated to iron ore transportation.

Energy	Capim Branco I e II hydroelectric plants	90	61	181	These two power plants on the Araguari river in the state of Minas Gerais will have generation capacity of 240MW and 210MW respectively. Capim Branco I is planned to start operations in 1Q06, while the start-up of Capim Branco II is planned to 1Q07.

	Estreito hydroelectric plant	—	68	355	Located on the Tocantins river, between the states of Maranhão and Tocantins. It will have generation capacity of 1,087 MW. Start-up is planned to 1H06, subject to operational licence. The start-up of its first rotor is expected for 2H09.

Steel joint ventures	Ceará Steel	—	11	25	Steel slab project located at Ceará state, with nominal production capacity of 1.5 Mtpy. Operations are schedule to start in 2009. CVRD stake in this slab project will be 9%.

	CSA	—	72	200	Steel slab project located at Rio de Janeiro state, with nominal production capacity of 4.1 Mtpy. Operations are schedule to start in 2008. CVRD stake in this slab project will be 10%. Subject to CVRD Board of Directors approval.
Research and development: the bases for future growth
R&D capex for 2006 is US$491 million, 69.3% higher than the US$290 million spent in 2005.
Of the US$491 million budgeted for 2006, US$150 million will be allocated to mineral research, and US$341 million to technology and conceptual, pre-feasibility and feasibility studies on development of deposits.
The initial expenditures with basic engeneering development of the recent acquired Onça Puma nickel project are included in the R&D budget. This nickel project will be submitted to the Board of Directors approval in 2006 in order to start its effective development.

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The Company has been increasing its R&D spending since 2003, reflecting the strategic guideline that chooses organic growth as the main lever of shareholder value creation A natural result of the commitment to profitable growth is diversification, both geographically and in the portfolio of assets.
In the first years of this decade, CVRD’s total capital expenditure on R&D — at levels much lower than the present levels — was spent in Brazil. This year, 43% of the planned capex on R&D is allocated to be spent in other countries: in South America, Africa, Asia and Australasia.
Here we see the widening of CVRD’s scope in prospecting for mineral resources, which was previously concentrated on the search for deposits of copper, gold and manganese. With increasing diversification in recent years, the program has expanded to include other mineral materials such as coal, nickel, bauxite, potash, phosphate and metals of the platinum group.
As well as being directed to geological exploration, investments are now being channeled into development and improvement of processing routes, and engineering studies on new deposits.
As a result of the change in strategic guidelines, CVRD already has a global portfolio of projects involving studies for the development of potash, phosphates, nickel, manganese and coal.
Of the projects under study, the one at the most advanced phase is the coal project at Moatize, in Mozambique. Conclusion of its feasibility study is planned for June of this year.
Expenditure of the order of US$49 million will be allocated in 2006 to development of the semi-industrial-scale copper processing plant, to produce 10,000 tons of cathode per year, planned for start-up in the second half of 2007. The purpose of this project is to test the hydrometallurgical technology route, and if its efficiency is proven, this method will not only be able to be used to process the ore to be produced by the Salobo and Alemão mines at very competitive costs, but will also constitute a major technological step forward in the copper industry as a whole.
Total capex by business area
US$ million

	Actual, 2005		Budgeted, 2006
Ferrous minerals	1,335	39.7%	2,118	45.8%
Non-ferrous minerals	239	7.1%	412	8.9%
Logistics	730	21.7%	785	17.0%
Aluminum	669	19.9%	778	16.8%
Coal	132	3.9%	124	2.7%
Energy	125	3.7%	135	2.9%
Steel holdings	—	—	112	2.4%
Other	131	3.9%	162	3.5%

Total	3,361	100.0%	4,626	100.0%

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and

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uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 26, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations